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FOR IMMEDIATE RELEASE        Contact -Guy T. Marcus
October 27, 1994             Vice President-Inv. Rel.
                             (214) 978-2691

      HALLIBURTON REPORTS SUBSTANTIALLY IMPROVED EARNINGS

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) today reported net income of $51.7 million, or $.45 per share, for the 1994 third quarter reflecting substantial improvement in profitability by its Halliburton Energy Services business segment.

     In the preceding year's third quarter, Halliburton reported a net loss of $160.7 million, or $1.41 per share. The 1993 third quarter earnings were reduced by $193.6 million, or $1.70 per share, due to charges primarily related to the divesture of the company's geophysical business.

     The Halliburton Energy Services business segment's 1994 third quarter revenues were $642.8 million, a decline of 12 percent from the year ago period. Virtually all of the revenue decline was due to the divestiture of the geophysical business at the beginning of 1994. Also, the segment strategically reduced non-profitable business activity during the 1994 third quarter, which reduced revenues somewhat but enhanced profitability.
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     Halliburton Energy Services' operating income advanced
sharply in the 1994 third quarter to $82.0 million. Strategic action plans implemented during the past 18 months have resulted in improved organizational efficiencies and a lower cost structure. The 1994 third quarter operating profit margin was 12.8 percent, the highest operating margin achieved by the segment since 1984. In the 1993 third quarter, Halliburton Energy Services reported an operating loss of $192.6 million, after recognizing $250.8 million of charges and losses relating to the geophysical business sold in early 1994.

     The Engineering and Construction Services business segment's 1994 third quarter revenues were $704.8 million, a decline of six percent compared to the year earlier period. However, the segment's operating income improved to $20.3 million in the 1994 third quarter, an increase of 43 percent, reflecting improved profitability of the Brown & Root subsidiary's government services, petroleum and chemical, energy services and civil business units.

     The Insurance Services business segment reported $1.8 million of operating income in the 1994 third quarter. In the 1993 third quarter, an operating loss of $26.6 million was reported, following a charge of $32.3 million for claims loss reserves and expenses relating to a suspension of underwriting activities by a United Kingdom subsidiary.
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     Thomas H. Cruikshank, chairman of the board and chief
executive officer of Halliburton Company, commented, "The performance of the Halliburton Energy Services business segment was particularly outstanding. After a long period of restructuring, downsizing, and implementing cost efficiency initiatives, we are now seeing solid financial gains from the actions taken. We expect these performance benefits to be sustainable and apparent in the 1994 fourth quarter and future
periods.   As we enter 1995, we can expect to see a full year
of benefits from those actions, and from others that are currently being implemented. The outlook for the Engineering and Construction business segment is also positive for 1995, because many new opportunities are developing as the worldwide economy improves. I fully believe that Halliburton is finally on a solid path for continued profitability improvement. We are now able to respond more quickly to market changes and we expect good performance regardless of market conditions. This is demonstrated by the strong performance in the 1994 third quarter which had a relatively modest level of market activity on a seasonal basis."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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                       HALLIBURTON COMPANY

                                   Quarter Ended        Nine Months Ended
                                   September 30,          September 30,
                                --------- ---------   ---------- ----------
                                   1994      1993        1994       1993
                                --------- ---------   ---------- ----------
                                 Millions of dollars except per share data
Revenues
  Energy services               $  642.8  $  733.6    $ 1,847.4  $ 2,121.8
  Engineering and
    construction services          704.8     746.3      2,185.1    2,384.3
  Insurance services                57.8      61.5        174.6      191.4
                                --------- ---------   ---------- ----------
    Total revenues              $1,405.4  $1,541.4    $ 4,207.1  $ 4,697.5
                                ========= =========   ========== ==========
Operating income (loss)
  Energy services               $   82.0  $ (192.6)   $    95.7  $  (119.3)
  Engineering and
    construction services           20.3      14.1         46.2       56.1
  Insurance services                 1.8     (26.6)        (0.4)     (29.8)
  General corporate expenses        (5.5)     (5.4)       (17.6)     (17.2)
                                --------- ---------   ---------- ----------
    Total operating income (loss)   98.6    (210.5)       123.9     (110.2)

Interest expense                   (12.6)    (13.9)       (33.6)     (36.1)
Interest income                      2.6       3.2          8.4        9.8
Foreign currency losses             (2.1)     (7.5)       (15.3)     (17.8)
Other nonoperating, net             (0.8)      0.2          0.4        0.4
                                --------- ---------   ---------- ----------
Income (loss) before income taxes
  and minority interest             85.7    (228.5)        83.8     (153.9)

Benefit (provision) for
  income taxes                     (34.3)     67.4        (33.5)      33.8
Minority interest                    0.3       0.4            -        1.1
                                --------- ---------   ---------- ----------
Net income (loss)               $   51.7  $ (160.7)   $    50.3  $  (119.0)
                                ========= =========   ========== ==========

Income (loss) per share         $   0.45  $  (1.41)   $    0.44  $   (1.06)

Average common and common
   share equivalents outstanding   114.2     114.1        114.2      111.9


* Per share amounts are based upon average number of common and common share equivalents outstanding.